CHEER HOLDING, INC.

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

September 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charli Wilson

Re:	Cheer Holding, Inc.
Registration Statement on Form F-3 (No. 333-279221)
Request for Acceleration
	Requested Date:	September 12, 2024
	Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Cheer Holding, Inc. hereby requests that the effective date of its Registration Statement on Form F-3 (File No. 333-279221) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on September 12, 2024, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel John P. Yung of Lewis Brisbois at (916) 646-8288.

Very Truly Yours,
Cheer Holding, Inc.

/s/ Zhang Bing
Zhang Bing,
Chief Executive Officer